GREENBERG TRAURIG, LLP
                              The MetLife Building
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200


ANTHONY J. MARSICO
212-801-9200
marsicoa@gtlaw.com


                                                           September 9, 2005
VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

                  Re:    Media & Entertainment Holdings, Inc.
                         Registration Statement on Form S-1
                         ----------------------------------

Ladies and Gentlemen:

         On behalf of Media & Entertainment Holdings, Inc., a Delaware corporation (the "Registrant"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System, one complete copy of the Registrant's Registration Statement on Form S-1, including one complete copy of the exhibits listed as filed therewith (the "Registration Statement"), for the registration of: (i) 15,000,000 units (the "Offering Units"), with each Offering Unit consisting of one share of the Company's common stock, par value $.0001 per share (the "Common Stock"), and two warrants, each warrant to purchase one share of the Company's Common Stock (the "Warrants"), (ii) up to 2,250,000 units (the "Over-Allotment Units"), with each Over-Allotment Unit consisting of one share of Common Stock and two Warrants, that may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, (iii) up to 750,000 units (the "Purchase Option Units"), with each Purchase Option Unit consisting of one share of Common Stock and two Warrants, which Jesup & Lamont Securities Corporation, acting as representative of the underwriters, will have the right to purchase for its own account or that of its designees, (iv) all shares of Common Stock and all Warrants issued as part of the Offering Units, the Over-Allotment Units and the Purchase Option Units and (v) all shares of Common Stock issuable upon exercise of the Warrants included in the Offering Units, the Over-Allotment Units and the Purchase Option Units.

         A wire transfer in the amount of $34,250.70 has heretofore been transmitted to the Commission's U.S. Treasury lockbox depository account maintained at Mellon Bank N.A. (Receiving Bank ABA No. 043000261), in payment of the applicable registration fee.

         The Registrant respectfully requests that copies of all notices and communications from the Commission's staff be transmitted to Herbert A. Granath, the Registrant's Chairman of the Board and Chief Executive Officer, with a courtesy copy to Alan I. Annex, Esq. and Robert H. Cohen, Esq. of Greenberg Traurig, LLP, the Registrant's outside counsel, at their respective addresses set forth on the cover page of the Registration Statement.

         Should any member of the Commission's staff have any questions concerning this filing or the enclosed materials transmitted herewith or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact the undersigned at (212) 801-9362.

                                                       Very truly yours,

                                                       /s/ Anthony J. Marsico
                                                       ----------------------
                                                       Anthony J. Marsico

cc:      Herbert A. Granath
         Harvey M. Seslowsky
         Robert C. Clauser, Jr.
         Bruce Maggin
         Richard M. Weden
         Stephen J. DeGroat
         James S. Cassel
         Barry E. Steiner
         Alan I. Annex, Esq.
         Robert H. Cohen, Esq.
         Robert S. Matlin, Esq.
         Joseph G. Krassy, Esq.
         Bart H. Friedman
         Rosalie Avitabile
         Gary D. Huselton